So 3/18/05

SECURI 05039701 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Commercial Street, Suite 108
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson Allen (207) 773-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250 (Address) Northbrook (City) IL (State) 60062 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED
MAR 01 2005
WASH. D.C. 202 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Wilson Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Capital Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

6/18/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Signature Capital Securities LLC

We have audited the accompanying statement of financial condition of Signature Capital Securities LLC as of December 31, 2004, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
January 25, 2005

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Signature Capital Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 155,937
Total assets	$ 155,937
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued expenses	$ 16,167
Total liabilities	16,167
Member's capital	139,770
	$ 155,937

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2004

Revenues and income		
Commissions		$ 509,813
Interest		2,930
		512,743
Expenses		
Placement deal expenses	$ 129,735	
Less reimbursements	(186,728)	(56,993)
Commissions and employee compensation and benefits		619,312
Professional fees		47,378
Other operating expenses		37,079
		646,776
NET LOSS		$ (134,033)

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2004

Member's capital, beginning of year	$	75,518
Member's contribution		198,285
Net loss		(134,033)
Member's capital, end of year	$	139,770

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

Cash flows from operating activities		
Net loss	$	(134,033)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease in liabilities		
Accounts payable and accrued expenses		(111,660)
Net cash used in operating activities		(245,693)
Cash flows from financing activities		
Member's contribution		198,285
Net cash provided by financing activities		198,285
NET DECREASE IN CASH		(47,408)
Cash, beginning of year		203,345
Cash, end of year	$	155,937

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

   Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

2. Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents.

3. Commission Revenue

   Commissions earned in connection with private placements are recognized at the closing of funds raised.

4. Income Taxes

   The Company is a Limited Liability Company. Accordingly, net income (loss) is allocated and taxed to the individual member. No income tax provision has been included in the determination of net loss.

5. Use of Estimates

   In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $139,770, which was $89,770 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.12 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates), who serve as the Company's general securities principal and registered representatives, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. In addition, the general securities principal is entitled to receive 1% of all funds raised in each completed private placement deal. Commission expense under these agreements amounted to approximately $185,000 for 2004. There was no amount due to the Affiliates at December 31, 2004.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent (see Note E), based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

NOTE D - EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each private placement offering to cover costs directly related to each offering. Expense reimbursements aggregating $186,728 were received in 2004.

NOTE E - WARRANTS

The Company received warrants in connection with the private offerings in which it acted as the placement agent. At December 31, 2004, the warrants entitle the Company to purchase up to the following number of shares:

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
NetNumber.com, Inc. Common shares	06/06/03	116,015	$ 0.625	03/06/07 through 04/14/07
VIRxSYS Corporation Series D Preferred Shares	07/12/04	237,572	$ 1.250	The day before the 7th anniversary of final closing

NOTE E - WARRANTS (Continued)

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering, as defined in the private placement offering memorandums. Management of the Company has estimated the warrants have no value at December 31, 2004.

During the year, the Company earned warrants in connection with private offerings of VIRxSYS Corporation that will be issued to the Company when the offerings are completed. This is expected to occur in 2005.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in two financial institutions located in Chicago, Illinois and Portland, Maine. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. There were no uninsured balances at December 31, 2004.

SUPPLEMENTAL INFORMATION

Signature Capital Securities LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total assets	$	155,937
Total liabilities		16,167
Net capital		139,770
Minimum adjusted net capital required [greater of 6 2/3% of aggregate indebtedness ($16,167) or $50,000]		50,000
Excess net capital	$	89,770
Aggregate indebtedness		
Accounts payable and accrued expenses	$	16,167
Ratios		
Aggregate indebtedness to net capital		0.12 to 1

There is no difference between the Company's computation of net capital per the December 31, 2004 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements of Signature Capital Securities LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signature Capital Securities LLC, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
January 25, 2005

Signature Capital Securities LLC

Financial Statements and Independent Auditors' Report

December 31, 2004

MILLER COOPER & CO., LTD.